Exhibit 4.1

C L I F F O R D CHANCE	CLIFFORD CHANCE PARTNERSCHAFTSGESELLSCHAFT

Final Execution Version

INVESTMENT AND SHAREHOLDERS AGREEMENT

REGARDING CERTAIN INVESTMENTS IN

OMEGA HOLDCO B.V.

CLIFFORD CHANCE PARTNERSCHAFTSGESELLSCHAFT VON RECHTSANWÄLTEN, WIRTSCHAFTSPRÜFERN, STEUERBERATERN UND SOLICITORS • SITZ: FRANKFURT AM MAIN • AG FRANKFURT AM MAIN PR 1000

INVESTMENT AND SHAREHOLDERS AGREEMENT

This Investment and Shareholders Agreement is made on 28 January 2011, with effect between the Parties as of and from 4 February 2011

BETWEEN:

1.	Stichting Management Omega, a foundation (Stichting) under Dutch law, with its seat in Amsterdam, registered with the Chamber of Commerce (Kamer van Koophandel) in Amsterdam under 51885247 (“Warehouse”);

2.	Omega MEP GmbH, (in the process of changing its name from Maia Achtundfünfzigste Vermögensverwaltungs-GmbH) with its seat in Frankfurt am Main, Germany, registered in the commercial register of the local court of Frankfurt am Main under HRB 89488 (“General Partner”);

3.	Omega Management GmbH & Co. KG, with its seat in Frankfurt am Main, to be registered in the commercial register of the local court of Frankfurt am Main duly represented for the purposes of this Agreement by the General Partner (“Management KG”); and

4.	Omega Holdco B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, whose registered office is at Amsteldijk 166, 1079LH Amsterdam, The Netherlands, in future at Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands, registered with the Trade Register of the Chamber of Commerce in Amsterdam (Kamer van Koophandel) under number 34393663 (“TopCo”),

(Warehouse, General Partner, Management KG and TopCo, together with those Managers who accede hereto, the “Parties”).

WHEREAS

(A)	TopCo holds all shares in Omega Holdco II B.V., a Dutch private company with limited liability incorporated under the laws of the Netherlands, whose registered office is at Amsteldijk 166, 1079LH Amsterdam, The Netherlands, registered with the Trade Register of the Chamber of Commerce in Amsterdam under number 34393946 (“HoldCo”). On 4 January 2011, HoldCo acquired the engineered products business from Alcan Holding Switzerland AG, Switzerland and certain of its Affiliates (the “Transaction”).

(B)	TopCo has been formed by Apollo, Rio Tinto and FSI for the purpose of their joint investment in the Group.

(C)	Management KG has been formed as the vehicle through which members of management of TopCo and its controlled Affiliates from time to time (the “Group”) identified as Managers by the MEP Board and who invest (directly or if permitted through Investment Vehicle(s)) in Management KG (“Managers”) will have the opportunity participate in the growth and success of the Group.

(D)	It is intended that Management KG hold up to 185,763 A-Shares with a nominal amount of EUR 0.01 (one Euro cent) each (the “A-Shares”), up to 95,263 B1-Shares with a nominal value of EUR 0.01 (one Euro cent) each (the “B1-Shares”) and/or after conversion of up to 95,263 B2-Shares with a nominal amount of EUR 0.01 (one Euro cent) each (the “B2-Shares”), resulting in a total initial participation in TopCo of up to approximately 7.375% (such total participation on a diluted basis and subject always to the effects of any future mergers, splits, capital increases or other transactions).

(E)	The Parties wish to set out in this Agreement the manner in and the terms on which they and the Managers will hold their direct and indirect investments in TopCo and TopCo wishes to express its agreement to the contents hereof and its acceptance of the rights and obligations hereunder, which it agrees are for its benefit.

NOW IT IS AGREED AS FOLLOWS:

1.	DEFINITIONS

1.1	In this Agreement the following words and expressions shall have the following meanings:

Affiliates	when used (i) with reference to a specified person (excluding, however, any individual), shall mean any person that directly or indirectly through one or more intermediaries owns or controls, is owned or controlled by or is under common control or ownership with the specified person. For such purposes, the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of a majority of voting securities, by contract or otherwise

Apollo	shall mean Apollo Omega (Lux) S.a r.l., a private limited liability company incorporated under the laws of Luxembourg, with registered office at 7, Val Ste Croix, L-1371 Luxembourg and any of its Affiliates that holds shares (directly or indirectly) in TopCo

Arbitration Agreement	has the meaning given to it in Section 14.1

A-Shares	has the meaning given to it in Preamble (D)

B1-Shares	has the meaning given to it in Preamble (D)

B2-Shares	has the meaning given to it in Preamble (D)

Business Day	shall mean any day that is not a Saturday, Sunday or an official (federal) public holiday in Amsterdam, Paris, London or Frankfurt am Main and on which banks in Amsterdam, Paris, London and Frankfurt am Main are open for the transaction of commercial business

Change of Control	shall mean (i) one person (or a group of persons acting together), other than any of the Investors or their Affiliates, acquires 50% or more of the issued and outstanding A-Shares of TopCo, or 50% or more of each class of the issued and outstanding shares of HoldCo, or (ii) the sale or other divestment of more than 80% (in terms of value) of the consolidated assets of TopCo or HoldCo and either of their direct and indirect subsidiaries (other than to any of the Investors or their Affiliates) in a transaction where the net proceeds are to be distributed to the holders of equity in TopCo

Declaration of Accession	means a declaration substantially in the form set out in Annex B

Drag-Along Right	has the meaning given to it in Annex C

Exit	shall mean a Change of Control or an IPO

Exit Date	shall mean the date on which the Investors (collectively) cease to hold or control (directly or indirectly) the majority of voting rights in the Group

FSI	shall mean Fonds Stratégique d’Investissement, a société anonyme incorporated under the laws of France, with registered office at 56 rue de Lille, 75007 Paris, France, and any of its Affiliates that holds shares (directly or indirectly) in TopCo

General Partner	has the meaning given to it in Recital 2

Group	has the meaning given to it in Preamble (C)

HoldCo	has the meaning given to it in Preamble (A)

Investment Vehicle	shall mean any corporate body, partnership, trust, association or other person which holds Partnership Interest on behalf of a Manager

Investor	shall mean each of Apollo, Rio Tinto and FSI, and each of their Permitted Transferees

Investors MEP Shareholders Agreement	shall mean the agreement between the Investors and Management KG relating to KG’s investment in TopCo dated on or about the date hereof as in force from time to time

IPO	shall mean the admission to listing on any internationally recognised securities market of the TopCo Shares or equivalent securities of TopCo (or its legal successor as the case may be) or a company of which TopCo or its legal successor is a subsidiary or which is wholly-owned by TopCo or the registration and sale of such securities under the U.S. Securities Act of 1933

KG Drag-Along Obligation	has the meaning given to it in Section 6.4

KG Tag-Along Right	has the meaning given to it in Section 6.1

Liquidity Event	shall mean any sale, buyback, return or reduction of capital, on repayment or retirement of Securities, whether on a capitalization, refinancing or otherwise

Management KG	has the meaning given to it in Recital 3

Manager Tag Notice	has the meaning given to it in Section 6.2

Managers	has the meaning given to it in Preamble (C)

MEP Board	shall mean the advisory board (Beirat) of the General Partner from time to time (the initial members being Messrs. Turner, Nord, Harris, Maugis and Jones)

MEP Completion	has the meaning given to it in Section 3.1

MEP Option	has the meaning given to it in Section 3.3

Parties	shall mean all parties to this Agreement

Partnership Agreement	has the meaning given to it in Section 2.1

Partnership Interest	shall mean all rights of a Partner in Management KG including without limitation each Partner’s limited partnership interest, rights to the capital or other accounts and including any rights under the Partnership Agreement

Pro Rata Amount	has the meaning given to it in Annex C

Restricted Period	shall mean the period of 18 months commencing on the Trigger Date pursuant to Section 7.2

Rio Tinto	shall mean Rio Tinto International Holdings Ltd., a private company limited by shares registered in England and Wales under number 00425864, with its registered office at 2 Eastbourne Terrace, London, W2 6LG, United Kingdom, and any of its Affiliates that holds shares (directly or indirectly) in TopCo

Section	a reference to a “Section” shall be a reference to a section in this Agreement

Securities	has the meaning given to it in Section 4.1

Tag-Along Election Period	has the meaning given to it in Annex C

Tag-Along Notice	has the meaning given to it in Annex C

Tag-Along Notice	has the meaning given to it in Annex C

Tag-Along Reply	has the meaning given to it in Annex C

Territory	has the meaning given to it in Section 7.1.1

TopCo	has the meaning given to it in Recital 4

TopCo Shares	shall mean the shares issued by TopCo from time to time

Transaction	has the meaning given to it in Preamble (A)

Transferors	has the meaning given to it in Annex C

Trigger Date	has the meaning given to it in Section 7.2

Vested B2-Shares	has the meaning given to it in Annex C

Warehouse	has the meaning given to it in Recital 1

1.2	In this Agreement:

1.2.1	capitalized terms not defined in Section 1.1 shall have the meaning given to them in the Partnership Agreement;

1.2.2	where certain expressions used in this Agreement are followed by the German translation of such expression in brackets, the German wording shall prevail.

1.2.3	a reference to a company or other legal entity shall be construed so as to include any legal entity or entities into which such company may be merged by means of a statutory merger or into which it may be split up or demerged, by means of a statutory split-up or demerger;

1.2.4	a reference to a “person” includes a reference to an individual, body corporate, and any other legal entity and includes such person’s legal representatives, successors and permitted assigns;

1.2.5	the term “subsidiary” of a person shall mean a legal entity which that company is able to direct or control, immediately or through one or more subsidiaries through:

(a)	the exercise of more than half of the votes at a general meeting of shareholders;

(b)	the appointment of more than half of the members of the management board (or local law equivalent); or

(c)	the appointment of more than half of the members of the supervisory board, if any,

and the term “parent” of a company means a legal entity of which that company is a subsidiary within that meaning;

1.2.6	reference to the singular includes a reference to the plural and vice versa;

1.2.7	reference to the masculine includes a reference to the feminine and neuter and vice versa;

1.2.8	a reference to using best endeavours includes exercising all relevant voting rights and other legal powers of control;

1.2.9	a reference to “includes” or “including” or any equivalent expression means “including but without limiting the generality of the foregoing”.

1.3	A reference to a Recital, Annex or Section means a recital, annex or section to or of this Agreement.

2.	MANAGEMENT KG

2.1	The General Partner, Warehouse as limited partner, as well as Gareth Turner and Matthew Nord acting as the initial Managing Limited Partners, have formed Management KG and resolved to adopt the partnership agreement set out in Annex A as the partnership agreement of Management KG with effect of as of 4 February 2011 (including any amendments made in accordance with its terms, the “Partnership Agreement”).

2.2	The Parties acknowledge and agree that

2.2.1	investments in Management KG shall be governed by the Partnership Agreement and this Agreement and that as between themselves if there is a conflict between any provision of this Agreement and any provision of the Partnership Agreement, they shall observe the provisions of this Agreement with the intent that its commercial effect be achieved to the effect that:

(a)	if the Partnership Agreement prescribes the observance of requirements that are less stringent than the corresponding requirements set out in this Agreement, the Parties shall also observe the latter requirements; and

(b)	if the Partnership Agreement prescribes the observance of requirements that are more stringent than the corresponding requirements set out in this Agreement, upon the requirements of this Agreement having been satisfied the Parties shall without discretion co-operate in ensuring that the requirements of the Partnership Agreement are also satisfied without delay;

2.2.2	the General Partner shall have full power and authority to act on behalf of and represent Management KG, with the power to exclusively bind the Management KG in all respects, without requiring any prior approval by way of a partners resolution or otherwise, provided that in respect of the following matters, the General Partner requires the prior approval of the Managing Limited Partners of Management KG:

(a)	exercising Management KG’s voting rights in TopCo in any respect, or granting any waiver, consent or approval with regard to its rights in, over or in connection with shares in or other securities issued by TopCo, provided that the General Partner shall only exercise Management KG’s voting rights in TopCo as to any matter pro rata in the same proportion and in the same manner as the respective votes of each Investor in TopCo are exercised in respect of such matter and that subscription rights in TopCo, if any, shall be waived or exercised so as to comply with the Investors MEP Shareholders Agreement;

(b)	agreeing, executing, implementing and amending this Agreement, the Investors MEP Shareholders Agreement and any other related documentation; and

(c)	agreeing, executing and implementing the relevant documentation necessary to comply with Management KG’s obligations on exercise of the drag-along rights and tag-along rights set out in this Agreement and the Investors MEP Shareholders Agreement and any other obligations Management KG may have under that agreement.

2.3	The Parties acknowledge that Management KG is intended to, and the Parties approve that Management KG has or will, become a shareholder in TopCo and, inter alia, a party to the Investors MEP Shareholders Agreement and that under that agreement, Management KG will have the benefit of and will be subject to certain rights and obligations.

2.4	The Parties hereto acknowledge and agree that this Agreement and the Partnership Agreement set out the commercial terms on which the Investors have agreed that Managers may invest in the Group and that, as set out in the Partnership Agreement, Managers will not hold Securities directly, but only via Management KG. The Parties therefore agree that, if for any reason, the Securities should be held by the Managers directly or via any other form of pooling vehicle, this Agreement and the Partnership Agreement shall apply to those Securities or the interests in such other pooling vehicle, as the case may be, and those Securities or other interests shall be held on and subject to the terms of this Agreement and the Partnership Agreement mutatis mutandis. In particular, the Parties acknowledge and agree that the economic terms agreed in sections 7 (Vesting), 8 (Admission of Additional Partners, Transfer of Partnership Interests, Default Call Option), 14 (Compulsory Transfer of Limited Partnership Interests, Call Options), 15 (Restrictive Covenants) and 16 (Compensation) of the Partnership Agreement shall apply mutatis mutandis to the Managers’ direct or indirect investment in the Group even if they do not hold their participation via Management KG.

3.	MANAGEMENT KG’S INVESTMENT IN TOPCO

3.1	The Parties acknowledge and agree that Management KG, following the issue of Securities by TopCo out of its authorized share capital to Management KG in the aggregate amount of the Additional Contribution pursuant to offers made under Section 4 (the “MEP Completion”) is expected immediately after MEP Completion to hold 138,207 A-Shares and 76,403 B2-Shares.

3.2	Each Limited Partner shall participate economically indirectly in such amount of A-Shares, Bl-Shares and B2-Shares as equals the amount of A-Shares and B2-Shares that the Partnership has acquired with the respective Limited Partner’s Co-Investment Contribution and Sweet Equity Contribution or, as the case may be, Bl-Shares after conversion of B2-Shares, and subject to any redemption of B-l Shares pursuant to the terms of the Partnership Agreement.

3.3

The Parties acknowledge and agree that Management KG, pursuant to an option agreement entered into with TopCo, has option rights to acquire further A-Shares and B2-Shares (the “MEP Option”), which, following full exercise of the MEP Option, would result in a participation by Management KG in TopCo (subject always to the effects of any future mergers, splits, capital increases or other transactions) of, in total, up to 7.375% on a diluted basis. After MEP Completion, Management KG shall exercise rights under the MEP Option only if and when Future Managers are admitted more than 30 days after MEP Completion in consideration for making Co-Investment Contributions and Sweet Equity Contribution.

3.4	The Parties acknowledge and agree that Management KG is not intended to have any pre-emptive rights upon an issue of new Securities or other equity security interest in TopCo. If and to the extent the Partnership is entitled to any such pre-emptive right, whether under statutory law or otherwise, each Partner hereby agrees that Management KG, acting through the General Partner, shall in such case be entitled to waive or surrender such pre-emptive right in the General Partner’s discretion, subject always to compliance with the terms of the Investors MEP Shareholders Agreement.

3.5	Partnership Interests which are acquired by Warehouse or a person nominated by it pursuant to a Call Option may be further allocated to new Managers or other Managers.

3.6	The Parties intend that the A-Shares and B-1 Shares will participate in dividends on a pari passu basis with the A-Shares held by the Investors; provided that with respect to dividends on un-Vested Sweet Equity Shares (i.e. B2-Shares), any dividends will be booked on the dividend reserves of such B2-Shares and will only be distributed upon resolution of the Board of Directors. Upon each conversion of B2-Shares into B1-Shares, the amounts booked on the dividend reserve attributable to the B2-Shares to be converted will be added to the dividend reserve for B1-Shares, and charged to the dividend reserve for B2-Shares (to the extent the latter reserve has a positive balance) in accordance with the Articles of Association of TopCo.

3.7	The Parties agree and acknowledge that save as permitted or required under the KG Tag-Along Rights, the Drag-Along Rights, the Call Options, the Default Call Options, permitted transfers to Investment Vehicles, or transfers approved by the MEP Board, neither the Partnership Interests nor any part of them are transferable by a Manager, nor may they be encumbered in any way. These transfer restrictions terminate upon a Listing as to A-Shares and B1-Shares which become publicly tradable.

4	INVESTMENT BY MANAGERS

4.1	The MEP Board may in its discretion from time to time resolve that persons be invited to invest indirectly in TopCo through Management KG as “Managers” under the terms of this Agreement and the Partnership Agreement (whereby the (indirect) holding of TopCo Shares, and any other instruments issued by TopCo from time to time shall be “Securities”).

4.2	If the MEP Board so resolves, a (new) Manager may be offered the opportunity to acquire from Warehouse at a price and on terms determined by the MEP Board (including the making of Additional Contributions) a limited partnership interest in Management KG that represents the economic interest in Securities that the MEP Board resolved the (new) Manager should be offered.

4.3	Any investment pursuant to Section 4.2 shall be conditional upon satisfaction of the following, in each case in form and substance satisfactory to the MEP Board:

4.3.1	execution by the Manager of the relevant Partnership Interest Acquisition and Contribution Agreement and related documents, as well as a Declaration of Accession;

4.3.2	receipt by Warehouse (or its nominee) of the price and by Management KG (or its nominee) of the amount of the Additional Contribution, in each case as determined pursuant to Section 4.2 or as otherwise agreed by the MEP Board; and

4.3.3	such other conditions as may be required by law or as are determined by the MEP Board.

4.4	The Limited Partners that have already acceded to this Agreement from time to time hereby grant power of attorney to the General Partner to accept the accession by further Managers in the Declaration of Acceptance.

4.5	The Parties undertake to take, make and accept all such actions and declarations and to execute all such documents as may be necessary or appropriate to implement any measure referred to under this Section 4.5.

5.	WAREHOUSE PERMITTED TRANSFERS

5.1	Subject to the Investors MEP Shareholders Agreement and to the obligation for any transferee to become a party to this Agreement, Warehouse shall have the right to transfer Partnership Interests (in whole or in part) or Securities held by it and any other instrument issued to it in connection with the investment at its sole discretion

5.1.1	to Managers, Future Managers or their Investment Vehicles in accordance with this Agreement and the Partnership Agreement; and/or

5.1.2	to Affiliates (including on a distribution in kind or specie, to the underlying investors in such Affiliates); and/or

5.1.3	to any of the Investors pro rata to its economic interest in Warehouse immediately prior to such transfer.

5.2	Upon any such transfer, Warehouse shall be released from the liabilities and obligations assumed by the transferee.

5.3	The Parties undertake to pass any resolutions necessary or appropriate in the discretion of the MEP Board in order to approve any such transfer (including the granting of powers of attorney for any future shareholders meetings) in order to effect the same in compliance with the Partnership Agreement and the terms and conditions of this Agreement.

6.	TAG-ALONG RIGHTS AND DRAG-ALONG OBLIGATIONS

6.1	In the event that one or more Investors (the “Transferors”) propose to transfer to a bona fide third party, in one or a series of related transfers, an amount of TopCo

Shares equal to at least 30% of the number of TopCo Shares collectively held by all of the Investors at the time of such transfer, Management KG will, under the Investors MEP Shareholders Agreement, have certain rights which will be substantially as summarised in Section 1 of Annex C (such rights as in force from time to time the “KG Tag-Along Right”). Management KG undertakes to forward promptly to the Managers a copy of any Tag-Along Notice (and any revised Tag-Along Notice) it receives.

6.2	Upon receipt of a Tag-Along Notice, each Manager shall promptly (and in any event within such period as Management KG may specify to enable Management KG to timely deliver a Tag-Along Reply) notify to Management KG the amount of it Partnership Interest, up to the Manager’s Pro Rata Amount, which such Manager elects to have included in a transfer pursuant to the KG Tag-Along Right (“Manager Tag Notice”).

6.3	The Managers acknowledge and agree that:

6.3.1	if a Manager Tag Notice is not received by Management KG from a Manager within the period specified in Section 1.2, the Manager shall be deemed to have waived his/her right to participate in the KG Tag-Along Right; and

6.3.2	if so requested by the MEP Board, in lieu of including such Partnership Interests in the proposed transfer, Management KG shall transfer, for the benefit of each electing Manager, the number of A-Shares, B1 Shares and Vested B2-Shares which are owned by Management KG and are represented by the Partnership Interests which the Manager has elected to include in the transfer.

6.4	In the event that any Transferors propose to transfer to a bona fide third party, in one or a series of related transfers, an amount of TopCo Shares that would result in a Change of Control, Management KG will be obliged under the Investors MEP Shareholders Agreement substantially as summarised in Section 2 of Annex C (such obligations as in force from time to time the “KG Drag-Along Obligation”) to cause each Manager to sell up to the Pro Rata Amount of his/her Partnership Interest. Management KG undertakes to forward promptly to the Managers a copy of any Drag-Along Notice (and any revised Drag-Along Notice) it receives.

6.5	Each Manager irrevocably undertakes that upon receipt of a Drag-Along Notice, he/she shall promptly (and in any event within such period as Management KG may specify to enable Management KG to comply with any Drag-Along Notice received) sell and transfer that Pro Rata Amount of its Partnership Interest as is specified in the Drag-Along Notice and shall make and receive such declarations as may be directed by Management KG or the Transferors in this regard and to permit Management KG to comply with the KG Drag-Along Obligation.

6.6	The Managers acknowledge and agree that:

6.6.1	if so requested by the MEP Board, in lieu of including such Partnership Interests in the proposed transfer, Management KG shall transfer, for the benefit of each electing Manager, the number of A-Shares, B1-Shares and Vested B2-Shares which are owned by Management KG and are represented by the Pro Rata Amount of its Partnership Interest which the Manager is obliged to sell and transfer pursuant to Section 6.4 above and would have been included in the transfer pursuant to the exercise of the Drag-Along Right; and

6.6.2	the Transferors shall not have any Drag-Along Rights (i) for any transfer by any Investor or affiliate thereof to any other Investor or affiliate thereof, or (ii) with respect to any TopCo Shares which have been listed on a recognized stock exchange or regulated market and may be publicly traded, and with respect to any portions of Partnership Interests representing such TopCo Shares.

6.7	The Parties (except for the Company) agree to waive all rights of pre-emption, rights of veto and analogous rights under the Partnership Agreement, the Articles of Association, this Agreement or otherwise for these purposes.

6.8	In the event that any Shares or Partnership Interests are included in a transfer pursuant to the exercise of rights under this Section 6 and/or the Investors MEP Shareholders Agreement, Management KG and each of the Managers agrees that it shall use best efforts to cooperate and effect such transfer expeditiously in accordance with and subject to the terms of that agreement, including delivering all documents necessary or reasonably requested in connection with or in furtherance of such transfer and entering into any contract, instrument, undertaking or obligation necessary or reasonably requested in connection with or in furtherance of such transfer including making representations and warranties comparable to (but no less favourable to the transferor than) those made by the transferors.

7.	RESTRICTIVE COVENANTS

7.1	Without prejudice to any other non-compete and non-solicitation undertakings the Managers may have entered into, for so long as he/she (or his/her Investment Vehicle) holds any direct or indirect interest in TopCo or the Partnership and for the Restricted Period, a Manager shall not without the prior consent of the MEP Board:

7.1.1	carry on or be engaged in or concerned with or interested in, either alone or jointly, with, through or on behalf of any person, directly or indirectly, in any activities in the territory in which any member of the Group is active or has been active within the previous twelve months (“Territory”), which competes with all or any part of the Group’s business;

7.1.2	own, support, finance or hold any economic interest in, either alone or jointly, with, through or on behalf of any person, directly or indirectly, any interest in any company, business or other person which competes with all or any part of the Group’s business in the Territory, provided that a Manager or his/her Investment Vehicle may hold up to 5% of a class of securities of a company listed on a recognised stock exchange;

7.1.3	be or exercise any function as manager, legal representative, director, employee, officer or consultant in or for any company, business or other person which competes with all or any part of the Group’s business in the Territory; or

7.1.4	directly or indirectly (including through any intermediary), solicit or take the initiative to contract with a view to the engagement or employment by any legal entity, any employee, officer or manager of the Group, provided that this shall not prohibit a manager who has become a Leaver from employing any such person who applies for employment in response to a general public advertisement or recruitment campaign.

7.2	In case of a breach of Section 7.1, the Manager shall be considered a Bad Leaver for the purposes of the Partnership Agreement, provided that the Manager shall first be given written notice of such breach and shall be given a period of fifteen Business Days from delivery of such notice to cure the breach. For these purposes the “Trigger Date” shall be the date on which the fifteen Business Days period referred to above expires or, if earlier, the date of the Manager’s refusal.

8.	FURTHER MANAGER UNDERTAKINGS

8.1	No Manager shall enter into any agreements or arrangements with any other person with respect to TopCo, HoldCo, Management KG or an investment in any of them without the prior written approval of the General Partner.

8.2	The Managers shall at all times use (or refrain from using) their voting and other rights in Management KG (or, if they should become entitled thereto, in TopCo) and shall take all other lawful steps that are within their power to procure that full effect is given to the terms of this Agreement. In particular, and notwithstanding any other provision of this Agreement or the Partnership Agreement, the Managers undertake to approve and/or vote in favour of such changes to this Agreement and/or the Partnership Agreement and any related documentation as the MEP Board may recommend from time to time, provided that (i) financial rights of the Managers, as a group, cannot be materially adversely affected by such amendments without the approval of Managers representing at least a majority of the capital (excluding the shares that are not held by Managers) contributed to Management KG in total and (ii) non-financial rights of the Managers cannot be materially adversely affected by such amendments without the approval of the CEO of the Group from time to time (or of none is appointed, the person effectively fulfilling that role).

8.3	If and to the extent the investment in a Partnership Interest (and thus indirectly in Co- Investment Shares and Sweet Equity Shares) by a Manager for any reason whatsoever gives rise, directly or indirectly, to any tax or similar liability, the Manager will bear employee’s social cost and personal income tax and will indemnify the concerned member(s) of the Group for said social costs and personal income tax, and any related late payment penalties, interest and other charges to the extent incurred due to the action or inaction of that Manager.

9.	EXIT, LIQUIDITY EVENT, ETC.

9.1

Management KG and each Manager acknowledges that an IPO or other Exit shall be effected in such manner as may be determined by the board of TopCo and the Investors, including in relation to the timing and terms of any such Exit and, for the avoidance of doubt, none of Management KG and the Managers shall have any rights to initiate or require the Company to effectuate an Exit. To this end each of the Parties shall take such action and give such co-operation and assistance as the MEP Board may require in this context, which (in the case of the Managers) shall include, without limitation, the preparation of an information memorandum or prospectus and the giving of presentations to potential purchasers, investors, financiers and their advisers, with a view to facilitating such Exit.

9.2	Management KG and each of the Managers agrees that it shall cooperate reasonably and use their reasonable endeavours to facilitate or implement an Exit, or any reorganisation or restructuring of HoldCo’s share capital which is undertaken in compliance with the Investors MEP Shareholders Agreement or otherwise as agreed between the Investors.

9.3	In particular, the Parties agree that in the event of an Exit:

9.3.1	the Investors shall not give any warranties save as to title to their own Securities, subject to such negotiated limitations and caps and disclosure principles as are agreed in light of market practice at the time;

9.3.2	Management KG and the Managers shall give the same title warranties and such further warranties and indemnities as are required by the proposed acquirer and/or underwriters, subject to such negotiated limitations and caps and disclosure principles as are agreed in light of market practice at the time; and

9.3.3	Management KG and the Managers will agree to lock-up restrictions for a period of up to 365 days on the transfer of their TopCo Shares or other equity securities in TopCo or the shares or equity securities in the capital of any other person which is subject to a Listing on such terms as may be requested by the underwriter(s) to the Listing. For the avoidance of doubt any such shares or other equity securities which become publicly tradable shall not (save for the aforementioned lock-up restrictions) be subject to transfer restrictions under this Agreement.

9.3.4	After a Listing by way of primary IPO, and to the extent applicable depending on the jurisdiction of that IPO, the Managers will have customary piggyback registration rights for subsequent public offerings entitling him/ her to include a percentage of his/her A-Shares and B-1 Shares (or other applicable securities) equal to the aggregate percentage of shares (or other applicable securities) held by Investors that the Investors request to include in such offering, subject to an underwriter’s cutback on a pro rata basis (based on the number of shares (or other applicable securities) requested to be included by the Managers and Investors that elect to participate in the offering).

10.	EXPENSES

10.1	Save as otherwise provided in this Agreement, the Parties shall procure that the expenses incurred in connection with the preparation and implementation of this Agreement and the transactions contemplated in it, including legal, tax advisory, consulting and similar fees and expenses, including notarial and court or other similar fees, if any, and including in each case any VAT or similar tax payable thereon will so far as legally permissible be borne by TopCo or its subsidiaries, provided that each Manager shall bear all such expenses incurred by him/her in connection with his/her investment in TopCo through Management KG.

10.2	The Parties agree and TopCo confirms that the payment of the expenses, fees and VAT as set out in Section 10.1 is in the best interests of TopCo.

10.3	In any circumstances when any payment in respect of any Partnership Interest or other security or otherwise in connection with the arrangements described in this Agreement is due to a Manager this shall always be paid net of the pro rata portion of any related transaction costs, fees and expenses and net of any taxes. In the event that at the time of payment the Manager owes an amount to Management KG, Warehouse, the Investors or any member of the Group, an amount equal to that debt shall be deducted from such payment.

11.	PRESS ANNOUNCEMENTS AND CONFIDENTIALITY

11.1	None of the Parties (other than TopCo) and none of the Managers shall make any press release or public announcement relating to the existence of, or the transactions contemplated in, this Agreement, without the prior written consent of the MEP Board, unless there is a statutory obligation or an obligation under applicable stock exchange regulations to make a press release or public announcement (in which case the Party required to make the announcement shall use its reasonable endeavours to inform the other Parties in advance of the proposed announcement and to take into account their reasonable requests).

11.2	Each of the Parties (other than TopCo) and each of the Managers undertakes towards each other that it will not, and will use its best efforts to procure that each of its respective Affiliates will not, at any time disclose or use for any purpose any information of a confidential nature concerning the Investors or the Group or their respective businesses or affairs, except:

11.2.1	to the extent required by law or any competent authority (including any relevant stock exchange), after consultation with the MEP Board (to the extent reasonably possible);

11.2.2	in the case of a Manager and then only in respect of confidential information of the Group, to the extent such disclosure is required in the lawful performance of his duties for the Group;

11.2.3	to the extent that such information is provided to professional advisors to the Parties under appropriate terms of confidentiality;

11.2.4	to the extent that such information is at the date of this Agreement, or after the date of this Agreement becomes, public knowledge otherwise than through improper disclosure by any person.

11.3	The obligations under Sections 11.1 and 11.2 shall continue to apply for a period of five years after a Party or a Manager has ceased to be a TopCo Shareholder or to hold a participation in Management KG.

12.	NOTICES

12.1	All notices, requests, claims, demands and other communications under this Agreement shall be delivered by hand to the Parties in person or sent to the addresses set out below by international courier, registered letter, postage prepaid and return receipt requested or by email or telefax as follows:

12.1.1	if to General Partner or to Management KG:

	To:	General Partner c/o Global Shares
	Attn:	Management of Omega MEP GmbH
	Email:	omega@globalshares.com
	Telefax:	+353 23 88 33158
	Address:	Unit 2, Building D West Cork Technology Park Clonakilty Co. Cork Ireland

	With copies (which shall not constitute notice) to:	Jeremy Leach
	Email:	jeremy.leach@alcan.com
	Telefax:	as notified
	Address:	17 place des Reflets 92097 - Paris la Defense Cedex France

and

	To:	Clifford Chance
	Attn:	Christopher Kellett
	Email:	christopher.kellett@cliffordchance.com
	Telefax:	+49 69 7199 4000
	Address:	Mainzer Landstrasse 46 60325 Frankfurt Germany

12.1.2	if to Warehouse

	To:	Omega MEP GmbH c/o Global Shares
	Attn:	Management of Omega MEP GmbH
	Email:	omega@globalshares. com
	Telefax:	+353 23 88 33158
	Address:	Unit 2, Building D West Cork Technology Park Clonakilty Co. Cork Ireland

With copies (which shall not constitute notice) to:	Jeremy Leach
Email:	jeremy.leach@alcan.com
Telefax:	as notified
Address:	17 place des Reflets 92097- Paris la Defense Cedex France

and

To:	Clifford Chance
Attn:	Christopher Kellett
Email:	christopher.kellett@cliffordchance.com
Telefax:	+49 69 7199 4000
Address:	Mainzer Landstrasse 46 60325 Frankfurt Germany

12.1.3 if to TopCo to:

Attn:	Board of Directors
Email:	as notified
Telefax:	as notified
Address:	Amsteldijk 166 1079LH Amsterdam The Netherlands

With copies (which shall not constitute notice) to:	Jeremy Leach
Email:	jeremy.leach@alcan.com
Telefax:	as notified
Address:	17 place des Reflets 92097- Paris la Defense Cedex France

and

Clifford Chance
Attn:	Christopher Kellett
Email:	christopher.kellett@cliffordchance.com
Telefax:	+49 69 7199 4000
Address:	Mainzer Landstrasse 46 60325 Frankfurt Germany

12.1.4     if to a Manager, to the address held by Management KG as his/her address.

12.2	Any Party may change its address for the purpose of this Agreement by giving notice of the change to the other Parties pursuant to the provisions of this Section 12.

12.3	Any notice shall, in the absence of proof to the contrary, be deemed to have been received by the Party to whom it was sent as follows:

12.3.1	by hand, when delivered personally;

12.3.2	by recognised international courier or by registered letter, at the end of the day shown as the day of delivery by the records of the courier firm or the day of receipt on the return receipt, as the case may be;

12.3.3	by email, at the end of the day of despatch, provided that sender has not received a message indicating delayed or failed delivery from his service provider;

12.3.4	by telefax, at the end of the day of despatch, provided that the report generated by the sender’s telefax machine shows that all pages of such notice were properly transmitted to the recipient’s telefax number.

13.	MISCELLANEOUS PROVISIONS

13.1	This Agreement shall cease to have effect upon the earlier of 31 December 2030 or closing of an Exit and shall cease to bind a Party if and when it ceases to be a TopCo Shareholder and/or a partner in Management KG, in each case subject to the other Parties’ accrued rights and obligations at such time and to provisions which expressly continue to apply (in particular, Section 11 (Press Announcements and Confidentiality)), none of which shall be affected.

13.2	Except as expressly provided herein, any waiver by any Party of any condition, or of the breach of any provision, term or covenant contained in this Agreement, in any one or more instances, shall not be deemed to be nor construed as a further or continuing waiver of any such condition, or of the breach of any other provision, term or covenant of this Agreement.

13.3	This Agreement shall inure to the benefit of, and be binding upon, the Parties hereto and, subject to the terms and conditions of this Agreement, the respective successors and assigns of the Parties. Except as expressly provided herein, no Party shall transfer, assign or delegate any of the rights or obligations created under this Agreement.

13.4	This Agreement supersedes all prior negotiations, discussions, communications, understandings and agreements between the Parties relating to the subject matter of this Agreement and all prior drafts of this Agreement. Nothing herein is intended to, nor shall it be deemed to, constitute between the Parties a partnership, joint venture or other joint undertaking. Except as provided herein, no Party hereto has, or shall be deemed to have any right or authority to act on behalf of any other party hereto as its agent or otherwise and, in particular, the liability of the Parties under this Agreement (including for the avoidance of doubt any liability of the Managers) shall be several.

13.5

Should any provision of this Agreement, or any provision that may be included in this Agreement in the future, or any part of any such provision, be or become ineffective or impossible to implement, or should this Agreement prove to have a contractual gap, this shall not adversely affect the validity of the other provisions hereof. Any such provision that may prove to be ineffective or impossible to implement, or any contractual gap that may be contained herein, shall be replaced or filled by such reasonable provision which is acceptable in legal terms and which comes as close as possible to what the Parties intended to agree on or, judging by the purpose and the essence of this Agreement, would have agreed on had they considered the relevant issue.

13.6	If any provision hereof is ineffective or impossible to implement due to the quantity or extent of any contractual performance, or the time within which such performance is to be rendered (i.e. a deadline set in the form of a specific date or period of time), the parties shall be deemed to have agreed on such quantity, extent or time that is acceptable in legal terms and that comes as close as possible to the original provision.

13.7	All arrangements concerning the contractual relationship between the Parties or between the Parties and Management KG shall only be binding if made in writing unless the law requires that they be recorded by a notary. This shall also apply to any waiver of this requirement of written form.

14.	ARBITRATION, JURISDICTION

14.1	Any dispute arising out of or in connection with this Agreement (including such on the validity of this Section 14.1), which cannot be settled amicably shall be finally settled by arbitration in accordance with the separate arbitration agreement in the form attached hereto as Annex D and initially concluded between the General Partner and the Limited Partners (the “Arbitration Agreement”).

14.2	The place of exclusive jurisdiction for all judicial acts relating to arbitration proceedings in accordance with section 1062 para 1 no 1 to 4 Civil Procedure Code (Zivilprozessordnung) as well as for all disputes between the parties that are not arbitrable and for which there is no other exclusive place of jurisdiction is Frankfurt am Main.

14.3	This Agreement is governed by German law.

* * *

SIGNATURE PAGE

Place, Date: Frankfurt, 28 January 2011

Signed By: i.V. Hendrik Röhricht

On behalf of **Stichting Management Omega**

Place, Date: Frankfurt, 28 Jan 2011

Signed By: i.V. Till Rommel

On behalf of **Omega MEP GmbH**

Place, Date: Frankfurt, 28 Jan. 2011

Signed By: i.V. Till Rommel

On behalf of **Omega Management GmbH & Co. KG**

Place, Date: Frankfurt 28 January 2011

Signed By: i.V. [illegible]

On behalf of **Omega HoldCo B.V.**

- 20 -

Annex A

ANNEX A - PARTNERSHIP AGREEMENT

Annex B

ANNEX B - FORM OF DECLARATION OF ACCESSION

This Declaration is signed this              2011

BETWEEN:

1.	Omega MEP GmbH (in the process of changing its name from Maia Achtundfünfzigste Vermögensverwaltungs-GmbH) with its seat in Frankfurt am Main, Germany, registered in the commercial register of the local court (Amtsgericht) of Frankfurt am Main under HRB 89488 (“General Partner”);

2.	Omega Management GmbH & Co. KG, with its seat in Frankfurt am Main, whose registration in the commercial register of the local court (Amtsgericht) of Frankfurt am Main is pending, duly represented by the General Partner (“Management KG”);

3.	Omega Holdco B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, whose registered office is at Amsteldijk 166, 1079LH Amsterdam, The Netherlands, registered with the Trade Register of the Chamber of Commerce in Amsterdam (Kamer van Koophandel) under number 34393663 (“TopCo”), duly represented by the General Partner for the purposes of this Agreement;

4.	Stichting Management Omega, a foundation (Stichting) under Dutch law, with its seat in Amsterdam, the Netherlands, registered with the Trade Register of the Chamber of Commerce (Kamer van Koophandel) in Amsterdam under number 51885247 (“Warehouse”);

5.	All the Limited Partners of Management KG that have previously signed a Declaration of Accession and thereby have acceded to the MEP Shareholders Agreement (as defined below), duly represented by the General Partner for the purposes of this Agreement and

6.	[MANAGER] (the “Covenantor”),

together the “Parties”.

WHEREAS

(A)	The General Partner, Warehouse, Management KG and TopCo are the original parties to the “Investment and Shareholders Agreement regarding Certain Investments in Omega Holdco B.V.” regarding investments in TopCo with effect as of 4 February 2011 (as amended from time to time, the “MEP Shareholders Agreement”).

(B)	The Covenantor is acquiring an indirect interest in TopCo through investing as a Limited Partner in Management KG. The Covenantor acknowledges and accepts that the investments in TopCo and in Management KG are governed inter alia by the MEP Shareholders Agreement and that it is in his/her interests to agree to accede to the MEP Shareholders Agreement.

Annex B

IT IS HEREBY AGREED AS FOLLOWS:

1.	Terms defined in the MEP Shareholders Agreement and not otherwise defined in this Declaration shall bear the same meaning in this Declaration as in the MEP Shareholders Agreement.

2.	The Covenantor confirms that he/she has been given a copy of the MEP Shareholders Agreement.

3.	The Parties hereby agree on the accession of the Covenantor as a party to the MEP Shareholders Agreement in the capacity as Limited Partner, Manager and Party and the Covenantor acknowledges and undertakes to be bound by its terms accordingly.

4.	The Covenantor further acknowledges that pursuant to section 4.4 of the MEP Shareholders Agreement, the General Partner may make and accept this Declaration on behalf of the other parties to the MEP Shareholders Agreement and on behalf of such other Limited Partners as may exist at the time of his/her accession.

5.	The address to be held by Management KG on behalf of the Covenantor for the purposes of section 12 (Notices) of the MEP Shareholders Agreement shall be:

Attn:

Email:

Telefax:

Address:

6.	The provisions of Clauses 11 (Press Announcements and Confidentiality), 13.2 through 13.8 (Miscellaneous Provisions) and 14 (Arbitration; Jurisdiction) of the MEP Shareholders Agreement shall apply to this Declaration as if those provisions had been set out expressly in this Declaration, provided that references therein to Parties or Party and to Managers or Manager shall be deemed to be references to the Covenantor and references to the Agreement as defined in the MEP Shareholders Agreement shall be deemed to be references to this Declaration, unless the context otherwise requires.

7.	This Declaration shall, as between the Parties, take effect as of 4 February 2011.

IN WITNESS WHEREOF this Declaration has been executed by the Parties in one or more counterparts as follows:

[Signature page to be added as appropriate]

Annex C

ANNEX C - TAG-ALONG RIGHTS AND DRAG-ALONG OBLIGATIONS

1.	KG TAG-ALONG RIGHTS

1.1	In the event that one or more Investors (the “Transferors”) propose to transfer to a bona fide third party, in one or a series of related transfers, an amount of Shares equal to at least 30% of the number of Shares collectively held by all of the Investors, they shall deliver a written notice (a “Tag-Along Notice”) to Management KG setting forth in reasonable detail the consideration that they intend to receive and the other terms and conditions upon which the Shares are to be transferred (including the identity of the proposed transferee). Management KG shall promptly distribute a copy of the Tag-Along Notice to the Managers. In the event of a Tag-Along Notice, Management KG shall have the right (i.e. the KG-Tag-Along Right) to include in the transfer the amount of each Manager’s Partnership Interest, up to the Manager’s Pro Rata Amount, which such Manager has elected to include pursuant to the exercise of its tag-along rights under Section 6.2 of this Agreement; provided that the MEP Board may be obliged to require the inclusion of TopCo Shares in lieu of Partnership Interests in the proposed transfer, in which case Management KG shall transfer, for the benefit of each electing Manager, that number of A-Shares, B1-Shares and Vested B2-Shares which are owned by Management KG and are represented by that Manager’s Partnership Interest which the Manager has elected to include in the transfer. Any such Partnership Interests or Shares shall be included in the proposed transfer on terms and conditions which are no less favourable to the transferring Manager (or Management KG in the case of a transfer of TopCo Shares in lieu of Partnership Interests) than those applicable to the transfer of TopCo Shares by the Transferors and at the same price per TopCo Share as the price afforded to the Transferors in the proposed transfer.

1.2	The KG Tag-Along Right is exercisable by Management KG by giving written notice (the “Tag-Along Reply”) to the Transferors and the Company, within 10 Business Days after the date that the Tag-Along Notice is delivered to Management KG, specifying the amount of Partnership Interests or the number of TopCo Shares, as applicable, that the Managers have elected to include in the transfer (and for the avoidance of doubt, such amount shall not exceed the lesser of (x) the sum of the Pro Rata Portions of such Managers and (y) the amounts elected to be included by such Managers in the proposed transfer).

1.3	“Vested B2-Shares” means any B2-Shares which have become capable of conversion into B1-Shares, but have not yet been converted and any which will become capable of conversion into B1-Shares as a result of the proposed transfer of Shares by the Transferors. The “Pro Rata Amount” of each Manager means the number of Shares proposed to be transferred by the Transferors (including, for purposes of the Drag-Along Right summarised in Section 2 of this Annex C, any TopCo Shares of Investors to be included pursuant to the exercise of drag-along rights under the Shareholders Agreement) multiplied by the percentage derived by dividing (i) the total number of A-Shares, B1-Shares and Vested B2-Shares which relate to such Manager’s Partnership Interest by (ii) the total number of then outstanding TopCo Shares (excluding any B2-Shares which are not Vested B2-Shares), rounded down to the nearest share; provided that in the case of a transfer of Partnership Interests in lieu of

Annex C

TopCo Shares, the Pro Rata Amount of his or her Partnership Interest shall equal the portion of such Partnership Interest which represents the number of TopCo Shares calculated pursuant to the foregoing clause (i).

1.4	If there is a material change in the terms of the proposed transfer contained in the Tag-Along Notice, the Transferors shall deliver a revised notice to Management KG setting forth the revised terms, and Management KG shall have an additional 10 Business Days after its receipt thereof to elect to exercise its KG Tag-Along Right based on the elections of Managers under Section 6.2 of the MEP Shareholders Agreement (the applicable election period, the “Tag-Along Election Period”). Management KG shall promptly distribute a copy of any such revised Tag-Along Notice to the Managers.

1.5	A Tag-Along Reply shall constitute an irrevocable commitment by Management KG to transfer the specified Partnership Interests or TopCo Shares on the terms and conditions set forth in the Tag-Along Notice. The closing of the transfer pursuant to a Tag-Along Reply shall occur concurrently with the closing of the transfer giving rise to the KG Tag-Along Right, and the Transferors shall not transfer any of their TopCo Shares unless the proposed transferee acquires the amount of Partnership Interests or TopCo Shares that have been validly elected by Management KG to be included in the transfer describer in this Section 1. The Investors have agreed that in the event that Management KG exercises its KG Tag-Along Right with respect to a proposed transfer, the amount of TopCo Shares that the Investors may transfer shall be reduced on a pro rata basis to the extent required to accommodate the amount to be included in the transfer by Management KG.

1.6	To the extent that Management KG does not timely exercise the KG Tag-Along Right, then the Transferors may, during the period not exceeding 90 days following the expiration of the Tag-Along Election Period, transfer their TopCo Shares on terms and conditions no less favourable to the Transferors than those set forth in the Tag-Along Notice. In the event the transfer is not completed within such time period, the KG Tag-Along Right shall be reinstated.

1.7	Management KG does not have any KG Tag-Along Rights (i) for any transfer by any Investor or Affiliate thereof to any other Investor or Affiliate thereof, or (ii) with respect to any TopCo Shares which have been listed on a recognized stock exchange or regulated market and may be publicly traded, and with respect to any portions of Partnership Interests representing such TopCo Shares (and, for the avoidance of doubt, such TopCo Shares shall be excluded from both the numerator and the denominator in the calculation of Pro Rata Amounts).

2.	DRAG-ALONG OBLIGATIONS

2.1

In the event that any Transferors propose to transfer to a bona fide third party, in one or a series of related transfers, an amount of TopCo Shares that would result in a Change of Control, they shall have the right (the “Drag-Along Right”) to require Management KG to exercise its rights under Section 6.5 of the MEP Shareholders Agreement to cause each Manager to sell up to the Pro Rata Amount of such Manager’s Partnership Interest; provided that the MEP Board may be obliged to require the inclusion of TopCo Shares in lieu of Partnership Interests in the proposed transfer, in which case Management KG shall transfer the number of A-Shares,

Annex C

B1-Shares and Vested B2-Shares which are owned by it and are represented by the Partnership Interests that would have been included in the transfer pursuant to the exercise of the Drag-Along Right. Any such Partnership Interests or TopCo Shares shall be included in the proposed transfer on terms and conditions which are no less favourable to the Managers (or Management KG in the case of a sale of TopCo Shares in lieu of Partnership Interests) than those applicable to the transfer of TopCo Shares by the Transferors and at the same price per Share as the price afforded to the Transferors in the transfer.

2.2	In order to exercise a Drag-Along Right, the Transferors shall deliver a written notice (a “Drag-Along Notice”) to Management KG setting forth in reasonable detail the consideration that they intend to receive and the other terms and conditions upon which the TopCo Shares are to be transferred (including the identity of the proposed transferee). If there is a material change in the terms of the proposed transfer contained in the Drag-Along Notice, the Transferors shall deliver a revised notice to Management KG setting forth the revised terms. Management KG shall promptly distribute a copy of the Drag-Along Notice and any revisions thereto to the Managers.

2.3	The Transferors shall not have any Drag-Along Rights (i) for any transfer by any Investor or affiliate thereof to any other Investor or affiliate thereof, or (ii) with respect to any TopCo Shares which have been listed on a recognized stock exchange or regulated market and may be publicly traded, and with respect to any portions of Partnership Interests representing such TopCo Shares.

Annex D

ANNEX D - ARBITRATION AGREEMENT

Relating to the Investment and Shareholders Agreement

Regarding

Certain Investments in Omega Holdco B.V.

The parties to the Investment and Shareholders Agreement Regarding Certain Investments in Omega Holdco B.V. entered into on 28 January 2011(as amended and restated from time to time) (“MEP Shareholders Agreement”), inter alios by Omega MEP GmbH (in the process of being re-named from Maia Achtundfünfzigste Vermögensverwaltungs-GmbH), registered in the commercial register of the local court (Amtsgericht) Frankfurt am Main under HRB 89488 (the “General Partner”), enter into the following arbitration agreement (the “Arbitration Agreement”):

1.	All disputes arising out of or in connection with the MEP Shareholders Agreement, including the validity of the MEP Shareholders Agreement, shall be finally settled according to the Arbitration Rules of the German Institution of Arbitration (Deutsche Institution fur Schiedsgerichtsbarkeit e.V. - DIS) without recourse to the ordinary courts of law.

2.	The place of arbitration shall be Frankfurt am Main.

3.	The arbitration proceedings shall be conducted in English.

4.	The competent court for the applications listed in § 1062 Civil Procedure Code (Zivilprozessordnung) is the OLG Frankfurt am Main.

5.	The parties to this Arbitration Agreement hereby irrevocably offer to each future party to the MEP Shareholders Agreement to become a party to this Arbitration Agreement. The acceptance of this offer shall be made to the General Partner as a receiving agent (Empfangsbote) on behalf of all parties to this Arbitration Agreement in writing or in any other form as may be required from time to time in order to make this Arbitration Agreement binding and effective. As from the time of acceptance of this offer, the terms and conditions of the Arbitration Agreement shall be binding between all parties to this Arbitration Agreement (including all existing and all new parties). The Arbitration Agreement shall remain in force with respect to each of the persons who acceded to it even after such person ceases to be a party to the MEP Shareholders Agreement.

*****

[Signature pages to follow]